indie Semiconductor

32 Journey

Aliso Viejo, CA 92656

+1 (949) 608-0854

January 23, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dale Welcome and Anne McConnell

Re: indie Semiconductor, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2024

Filed March 3, 2025

Form 8-K Filed August 7, 2025

File No. 001-40481

Dear Mr. Welcome and Ms. McConnell:

indie Semiconductor, Inc. (the “Company” or “we”) is in receipt of the comment letter dated January 14, 2026 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission relating to the above-referenced filing.

We submit this letter in response to the Comment Letter. For ease of reference, we have set forth the Staff’s comment in italics and the Company’s corresponding response below.

Form 8-K Filed November 6, 2025

Exhibit 99.1, page 1

1.
We note your response to prior comment 6, including your statements that you do not present GAAP gross profit or GAAP gross margin in your Consolidated Statements of Operations because certain costs related to contract revenues are expensed as incurred and included in research and development expenses and it is not practicable to allocate such expenses to cost of sales. We also note you now believe the adjusted non-GAAP gross profit and adjusted non-GAAP gross margin measures you present should be categorized as Key Performance Metrics (KPMs) because: (1) they are consistent with how you reflect your business in internal financial statements; (2) they are consistent with how your leadership and Chief Executive Officer operate and manage the business (including being used as a measurement metric your annual incentive plan); and (3) they are part of the material quantitative measures that your investors use to understand and evaluate your periodic financial performance. Please more fully address the following:
•
Based on the information you provided, it does not appear to us that the measures you present should be categorized as KPMs. Although we acknowledge KPMs and non-GAAP financial measures may overlap, based on the nature and calculation of the measures you present, we believe that the measures meet the definition of a non-GAAP financial measure since they are numerical financial metrics that exclude or include amounts from the most directly comparable GAAP measures, regardless of whether the GAAP measures are in your Consolidated Statements of Operations. In this regard it would not be appropriate to present them without presenting, and reconciling to, the most directly comparable GAAP measures, GAAP gross profit and GAAP gross margin, based on the guidance in Items 10(e)(1)(i)(A) and (B) of Regulation S-K and Item 100(a) of Regulation G.
•
Based on the description of your business, including how contract revenue, funding received from customers to develop certain products, and product revenue are generated and, your statement that these activities "create a library of knowledge for you to essentially generate revenue", it is not clear to us how you determined that presenting non-GAAP performance measures, that exclude research and development expenses, complies with the requirements of Item 10(e)of Regulation S-K, Item 100(a) of Regulation G, and our response to Question 100.01 of the Non-GAAP CDIs.

The Company acknowledges the Staff’s comment. After further consideration, the Company informs the Staff that the Company will remove the measures of non-GAAP gross profit and non-GAAP gross margin from its future filings.

Please feel free to contact me at (949) 608-0854 or naixi.wu@indie.inc if there are any further questions.

Sincerely,

/s/ Naixi Wu

Naixi Wu

Chief Financial Officer

cc:	Audrey Wong, Chief Legal Counsel
Shelly Heyduk, O'Melveny & Myers LLP